Exhibit (a)(1)(E)

AMENDMENT AND SUPPLEMENT NO. 1 TO THE

OFFER TO PURCHASE

SENTIO HEALTHCARE PROPERTIES, INC.

189 S. Orange Ave, Suite 1700

Orlando, Florida 32801

OFFER TO PURCHASE UP TO $35 MILLION

OF SHARES OF OUTSTANDING COMMON STOCK

AT $9.00 PER SHARE

THE EXPIRATION TIME OF THE OFFER IS 5:00 P.M., EASTERN TIME ON THURSDAY JUNE 12, 2014, UNLESS EXTENDED.

Dear Stockholder:

Sentio Healthcare Properties, Inc. (the “Company”) is offering to purchase for cash on the terms and conditions set forth in (i) the Offer to Purchase dated April 10, 2014 (the “Original Offer to Purchase”) and the related letter of transmittal attached to the Original Offer to Purchase (the “Original Letter of Transmittal”), and (ii) this amendment and supplement to the Original Offer to Purchase (this “Supplement No. 1”) and the related amended letter of transmittal attached hereto (the “Amended Letter of Transmittal,” and together with the Original Letter of Transmittal, the “Letters of Transmittal”), up to $35 million (or approximately 3,888,889 shares) of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (“Shares” or “Common Stock”), at $9.00 per Share. The Original Offer to Purchase, this Supplement No. 1 and the related Letters of Transmittal shall together constitute the “Offer.”

As further described below, the Company is hereby amending the Offer to increase the purchase price from $8.50 per Share to $9.00 per Share in cash, without interest, and to extend the Expiration Date from May 23, 2014 to June 12, 2014.

Sentinel RE Investment Holdings LP may be deemed to be, but does not acknowledge that it is, a co-bidder with the Company with respect to the Offer.

Unless extended, the Offer will expire at 5:00 p.m., Eastern Time, on Thursday, June 12, 2014. You may tender all or a portion of your Shares.

Stockholders who have not previously tendered Shares and who desire to tender all or any portion of their Shares for repurchase in accordance with the terms of the Offer should complete and sign the enclosed Amended Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” in the Original Offer to Purchase.

Stockholders who have previously tendered Shares pursuant to the procedures described in the Original Offer to Purchase and the related Original Letter of Transmittal are not required to take any further action with respect to such Shares in order to receive the increased purchase price of $9.00 per share net to the seller in cash, without interest, if Shares are accepted for payment and paid for pursuant to the Offer.

Neither the Company nor its board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Company as to whether stockholders should tender their Shares. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein, in the Original Offer to Purchase or in the Letters of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Company. This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction nor upon the accuracy or adequacy of the information contained or incorporated by reference in this document. Any representation to the contrary is unlawful.

This Supplement No. 1, the Original Offer to Purchase, and the Letters of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to this offer.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to Georgeson Inc., the information agent for this offer, at (866) 785-7395.

May 22, 2014

INTRODUCTION

The following information (this “Supplement No. 1”) amends and supplements the Offer to Purchase dated April 10, 2014 (the “Original Offer to Purchase”) of Sentio Healthcare Properties, Inc. (the “Company”), pursuant to which the Company is offering to purchase for cash up to $35 million (or approximately 3,888,889 shares) of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a price of $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Original Offer to Purchase, this Supplement No. 1, and the related Letters of Transmittal. Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement No. 1 have the meanings ascribed to them in the Original Offer to Purchase.

This Supplement No. 1 should be read in conjunction with the Original Offer to Purchase. Except as otherwise set forth in this Supplement No. 1, the terms and conditions set forth in the Original Offer to Purchase remain applicable in all respects to the Offer.

Holders of Shares who have not previously tendered Shares should use the Amended Letter of Transmittal included with this Supplement No. 1 to tender their Shares in accordance with the procedures described under “Procedures for Tendering Shares” in the Original Offer to Purchase.

Shares previously tendered pursuant to the procedures described in the Original Offer to Purchase and the related Original Letter of Transmittal and not validly withdrawn constitute valid tenders for purposes of the Offer. Holders of Shares who have validly tendered and not validly withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the increased purchase price of $9.00 per share net to the seller in cash, without interest, if Shares are accepted for payment and paid for pursuant to the Offer.

Although the Original Letter of Transmittal previously circulated refers only to the Offer to Purchase (and the then current offer price of $8.50 per Share), holders using such Original Letter of Transmittal to tender their Shares will be deemed to be tendering pursuant to the Offer and will receive the increased purchase price of $9.00 per share net to the seller in cash, without interest, for each Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer.

Any requests for assistance concerning the Offer and requests for additional copies of the Original Offer to Purchase, this Supplement No. 1 and the Letters of Transmittal may be directed to Georgeson Inc, the information agent for this offering, at (866) 785-7295.

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AMENDMENTS TO SUMMARY TERM SHEET

The section of the Original Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented as follows:

The question “How much Common Stock will the Company Purchase?” is amended and restated in its entirety as follows:

How much Common Stock will the Company purchase?

Subject to the terms and conditions of the Offer, we will either purchase up to $35 million of Shares (or approximately 3,888,889 Shares) or, if a lesser number of Shares is validly tendered, all Shares that are validly tendered and not validly withdrawn. If more than $35 million of Shares (or approximately 3,888,889 Shares) are surrendered (or “tendered”) by stockholders in response to the Offer, we will accept Shares tendered and not withdrawn on or before the expiration time for payment on a pro rata basis. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Repurchase and Payment.”

The question “What will be the purchase price for the Shares?” is amended and restated in its entirety as follows:

What will be the purchase price for the Shares?

We will pay you $9.00 per Share. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Repurchase and Payment.” The price for the Offer represents a 10% discount to the original maximum price of $10.00 per Share at which Shares were offered in our public offerings, which reflects the Company’s determination of an appropriate liquidity discount.

The question “How do I tender my Shares?” is amended and restated in its entirety as follows:

How do I tender my Shares?

If you would like us to purchase your Shares or a portion of your Shares, you must complete and sign the Letter of Transmittal and deliver it via (i) registered, certified or express mail, or (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to the Depositary and Paying Agent for the Offer at the address below. Please note that Letters of Transmittal delivered via facsimile, email or other method of delivery not specified in clauses (i) or (ii) of the immediately preceding sentence will not be accepted.

The Depositary and Paying Agent for the offer is:

By Registered, Certified or Express Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940	By Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Facsimile (for withdrawals only): 617-360-6810

Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before 5:00 p.m., Eastern Time, on Thursday, June 12, 2014. To the extent you send your Letter of Transmittal by U.S. mail or you have not received confirmation of delivery prior to Thursday, June 12, 2014, we suggest you contact us to confirm our receipt of your Letter of Transmittal by calling Georgeson Inc., the information agent for this offer, at (866) 785-7395. See “The Offer—Procedures for Tendering Shares.”

The question “When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?” is amended and restated in its entirety as follows:

When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?

You may tender your Shares until the Offer expires. The Offer will expire at 5:00 p.m., Eastern Time, on Thursday, June 12, 2014, unless we extend it. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m. on the next business day after the previously scheduled expiration time. We cannot assure you that the Offer will be extended or, if extended, for how long. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Extension of Tender Period; Termination; Amendments.”

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The question “May I withdraw my tendered Shares?” is amended and restated in its entirety as follows:

May I withdraw my tendered Shares?

You may withdraw your tendered Shares at any time prior to the time we accept the tendered Shares for repurchase, which, subject to the terms and conditions of the Offer, is expected to occur promptly after the expiration of the Offer. To withdraw your tendered Shares, you must complete and sign the Notice of Withdrawal of Tender attached to this document as Exhibit B (“Withdrawal Notice”) and deliver it via (i) registered, certified or express mail, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, or (iii) facsimile to the Depositary and Paying Agent for the Offer at the address or fax number above. Please note that Notices of Withdrawal delivered via email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you have not received confirmation of delivery prior to Thursday, June 12, 2014, we suggest you contact us to confirm receipt of your Withdrawal Notice by calling Georgeson Inc., the information agent for this offer, at (866) 785-7395. The Withdrawal Notice must be received before we accept your Shares for repurchase. See “The Offer—Withdrawal Rights.”

AMENDMENTS TO THE OFFER

1.	Price; Number of Shares; Expiration Time

The first two paragraphs under “Price; Number of Shares; Expiration Time” in the Original Offer to Purchase are amended and restated in their entirety as follows:

Subject to the terms and conditions of the Offer, we will purchase up to $35 million (or approximately 3,888,889 Shares) of our issued and outstanding Shares which are tendered and not withdrawn prior to 5:00 p.m., Eastern Time, on Thursday, June 12, 2014. We reserve the right to extend the Offer. See “The Offer—Extension of Tender Period; Termination; Amendments.” The latest time and date to which the Offer is extended is hereinafter called the “Expiration Time.”

The purchase price of the Shares will be $9.00 per Share. The price for the Offer represents a 10% discount to the original maximum price of $10.00 per Share at which Shares were offered in our public offerings, which reflects the Company’s determination of an appropriate liquidity discount.

5.	Repurchase and Payment

The first paragraph under “Repurchase and Payment” in the Original Offer to Purchase is amended and restated in its entirety as follows:

If we accept your Shares for repurchase, we will pay you $9.00 per Share tendered. Stockholders tendering their Shares will remain stockholders with respect to the Shares tendered until such Shares are accepted for repurchase by us. Shares that we do not accept for purchase due to proration, will remain the property of the tendering Stockholders after the Expiration Time.

8.	Certain Effects of the Offer

The first paragraph under “Certain Effects of the Offer” in the Original Offer to Purchase is amended and restated in its entirety as follows:

The purchase of the Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of stockholders that do not tender their Shares. Assuming the Offer is fully subscribed, the approximately 3,888,889 Shares that we are offering to purchase represent approximately 30.9% of the outstanding Shares. Additionally, stockholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future distributions by us. The purchase price per Share payable by us to a tendering stockholder is less than the current estimated per-share value of our common stock of $11.63 and may be less than the total amount which might otherwise be received by the stockholder with respect to the Shares at a later date.

The tenth paragraph under “Certain Effects of the Offer – Plans and Proposals” in the Original Offer to Purchase is amended and restated in its entirety as follows:

The KKR Equity Commitment and the transactions contemplated thereby may result in a change of control of the Company. Based on the capitalization of the Company as of April 9, 2014, if the maximum amount of $179 million is drawn by us under the KKR Equity Commitment, then the KKR Investor and its affiliates would hold 38.1% of our voting capital stock as well as the same percentage of our as-converted common stock by virtue of their combined interests in the Series C Preferred Stock and Series B Preferred Units.

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9.	Source and Amount of Funds

The information under “Source and Amount of Funds” in the Original Offer to Purchase is amended and restated in its entirety as follows:

We are offering to purchase up to $35 million in Shares, or approximately 3, 888,889 Shares, and approximately $200,000 of additional funds may be required to pay fees and expenses related to the Offer. We will fund 80% of the first $30 million of Share purchases using proceeds we receive from the KKR Investor in exchange for the sale of Series B Preferred Units by our operating partnership (i.e. up to $24 million), which the KKR Investor expects to purchase with the proceeds from binding capital contributions from its partners, and 20% using cash on hand (i.e. up to $6 million). We will fund any additional amounts needed to complete this tender offer using proceeds we receive from the KKR Investor in exchange for the sale of Series B Preferred Units by our operating partnership (i.e. up to an additional $5 million), which the KKR Investor expects to purchase with the proceeds from binding capital contributions from its partners. Because we anticipate that the purchase price for any of our Shares acquired pursuant to the Offer will be derived from the sale of Series B Preferred Units to the KKR Investor and cash on hand, the Offer is not conditioned upon any financing arrangements.

10.	Certain Information About the Company

The information under “Certain Information About the Company – Executive Officers and Directors of the Company” in the Original Offer to Purchase is amended and restated in its entirety as follows:

The names of our executive officers and directors are set forth below. The business address for each such person is 189 South Orange Avenue, Suite 1700, Orlando, Florida 32801, and the telephone number for each such person is (407) 999-7679.

Name	Position
John Mark Ramsey	Chief Executive Officer, President and Director
Sharon Kaiser	Chief Financial Officer, Treasurer and Secretary
Billy Butcher	Director
Romeo Cefalo	Independent Director
Barry Chase	Independent Director
Daniel Decker	Director
Steven Person	Independent Director
Ronald Shuck	Independent Director
James Skorheim	Independent Director

The third paragraph under under “Certain Information About the Company – Beneficial Ownership of Shares” in the Original Offer to Purchase is amended and restated in its entirety as follows:

Additionally, if $35 million of Shares are tendered pursuant to this Offer, the KKR Investor would purchase an additional 290,000 Series B Preferred Units from our operating partnership in order to fund $29 million of such Share purchases. These 290,000 Series B Preferred Units would be convertible into 2,894,212 common units of our operating partnership, which would then be exchangeable for 2,894,212 shares of Common Stock. The issuance of such Series B Preferred Units to the KKR Investor would result in the KKR Investor beneficially owning approximately 38.1% of our Common Stock. This percentage of beneficial ownership is based on 12,564,644 shares of Common Stock outstanding on April 9, 2014, and assumes that 3,888,889 shares are purchased pursuant to this offer and an additional 3,433,134 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units potentially held by the KKR Investor.

The information under “Certain Information About the Company – Incorporation by Reference” in the Original Offer to Purchase is amended and restated in its entirety as follows:

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Offer, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except to the extent that any such filing or the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

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•	Our Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 21, 2014;
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on May 12, 2014;
•	Our Current Report on Form 8-K filed on April 10, 2014;
•	Our Current Report on Form 8-K filed on April 8, 2014;
•	Our Current Report on Form 8-K filed on March 4, 2014;
•	Our Current Reports on Form 8-K/A filed on February 14, 2014 and February 18, 2014; and
•	Our Definitive Proxy Statement on Schedule 14A filed on March 21, 2014.

Any statement contained in any document incorporated by reference in this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the Offer. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer.

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